               S O N F I E L D  &  S O N F I E L D
                     A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-6666 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director Robert@sonfield.com Erin Willis Legal Assistant Erin@sonfield.com

By facsimile to: 202-772-9205

January 28, 2009

Ms. Jessica Plowgian
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720

RE:	Integrated Media Holdings, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed January 5, 2009
File No. 1-16381

Dear Ms. Plowgian:

As we discussed, the attached is in response to the second bullet point of your comment number 2.  We propose the attached as a new section for inclusion in the captioned information statement.

This section was not included in any one of the prior six amendments because the explanatory note to Schedule 14C provides:  “Where any item, other than Item 4, calls for information with respect to any matter to be acted upon at the meeting or, if no meeting is being held, by written authorization or consent, such item need be answered only with respect to proposals to be made by the registrant.” (emphasis supplied).  The exchange of debt, interest, preferred stock and common stock is not a “matter to be acted upon at the meeting or, if no meeting is being held, by written authorization or consent.”  The exchange is a negotiated, private arrangement between the company and unaffiliated holders.  The arrangement was not and will not be acted upon at any meeting and was not and will not be acted upon by consent.  The corporate action was authorized by the board of directors and did not or does not require any action by the shareholders “by written authorization or consent.” or by any other means.

Additionally footnote A to Schedule 14A contains similar language:  “Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given.  For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.  Under those facts, information required by Items 11, 13 and 14 shall be furnished.”  (We added the emphasis).  The conversion of debt, Some Series A Preferred Stock and some common stock is not a matter to be acted upon.  In fact, the debt holders have provided the company an option, for a specified period of time, to be relieved of the burdensome debt by issuing post-split shares in exchange.  If post split shares are not available to exercise the option, the debt simply remains in place in accordance with its original terms.

As you correctly observe the conversion of debt is dependent upon the reverse split.  However, the purpose of the reverse split is not the conversion.  The reasons for the reverse split are many and would be undertaken without the existing option to convert debt.

Very truly yours,
/s/ Robert L. Sonfield, Jr.
Robert L. Sonfield, Jr.
Managing Director

Cc: Rene’ Schena, Chief Executive Officer
Integrated Media Holdings, Inc.

William L. Sklar, Director
Integrated Media Holdings, Inc.